UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT #1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

TICKETMASTER
(Name of Issuer)

Class B Common Stock, Par Value, $0.01 Per Share
(Title of Class of Securities)

88633P203
(CUSIP Number)

John A. Seethoff
Deputy General Counsel, Finance and Operations
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2001
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88633P203

1.	NAME OF REPORTING PERSON Microsoft Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 91-1144442

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 5,020,584 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 5,020,584 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,020,584

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Ticketmaster (Ticker: TMCS) Class B common stock, par value $0.01 per share (the “Class B Common Stock”). The principal executive offices of Ticketmaster are located at 3701 Wilshire Blvd, Suite 200, Los Angeles, CA 90010.

Item 2.  Identity and Background

This constitutes Amendment No. 1 to the Statement on Schedule 13D filed by Microsoft Corporation, a Washington corporation (“Microsoft”) on April 7, 2000. The principal business address of Microsoft is One Microsoft Way, Redmond, Washington 98052. The officers, directors and control persons of Microsoft are listed on Schedule I. Microsoft develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business/consumer productivity applications, software development tools and Internet software and technologies.

Microsoft has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of the Transaction

Microsoft has disposed of 6,479,416 shares of the Class B Common Stock of Ticketmaster. Microsoft presently intends to make further dispositions of securities of Ticketmaster, including Class B Common Stock and warrants to purchase Class B Common Stock. Ticketmaster has announced that it has agreed to a merger with and into a subsidiary of USA Interactive. If Microsoft is unsuccessful in disposing of its remaining securities in Ticketmaster by the effective date of that merger, it will then be compelled to exchange its Ticketmaster securities for securities of USA Interactive.

Except as otherwise set forth in this Item 4, and except as may result from the merger announced by Ticketmaster and USA Interactive, Microsoft has no present intent or proposals that relate to or would result in (i) any further acquisition of securities of Ticketmaster; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ticketmaster or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Ticketmaster or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Ticketmaster, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Ticketmaster; (vi) any other material change in Ticketmaster’s business or corporate structure; (vii) changes in Ticketmaster’s Articles of Association, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ticketmaster by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Ticketmaster becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

Microsoft reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

(a)-(b)  5,020,584 representing 4.96% of the Class B Common Stock of Ticketmaster. Microsoft has sole voting and disposition power over all such shares.

The amount listed on item 11 of Schedule 13D as beneficially owned is the sum of (i) 520,584 Class B Common Shares and (ii) 4,500,000 Class B Common Shares that may be obtained at any time upon exercise of warrants.

(c)  In a series of individual transactions occurring between November 27, 2001 and November 1, 2002, Microsoft sold an aggregate total of 6,479,416 Class B Common Shares for an average price of $21.1889 per share. Each sale was accomplished in a privately-negotiated transaction exempt from the registration requirements of the Securities Act of 1933. At the time of the first of these sales, Microsoft held Class B Common Stock representing approximately 11.6% of the class. After the last of these sales, and as of the date of this report, Microsoft holds Class B Common Stock representing approximately 4.96% of the class.

(d)  To the best of Microsoft’s knowledge, no person other than Microsoft has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities of Ticketmaster owned by Microsoft.

(e)  On November 1, 2002, Microsoft ceased to be the beneficial owner of more than five percent of the Class B common stock of Ticketmaster.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2002

MICROSOFT CORPORATION

By:	/S/ JOHN G. CONNORS
Name:John G. Connors Title: Senior Vice President and Chief Financial Officer

Schedule I
Directors and Executive Officers of
the Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Person is set forth below. With the exception of Jean-Philippe Courtois, who is a citizen of France, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

MICROSOFT CORPORATION

Directors	Title/Occupation
William H. Gates, III	Chairman of the Board, Chief Software Architect, Microsoft Corporation
Steven A. Ballmer	President, Chief Executive Officer, Microsoft Corporation
James I. Cash, Jr.	Professor of Business Administration, Senior Associate Dean, Harvard Business School
Raymond V. Gilmartin	Chairman, President and Chief Executive Officer, Merck & Company
David F. Marquardt	General Partner, August Capital
Wm. G. Reed, Jr.	Chairman, Simpson Investment Company (Retired)
Jon A. Shirley	President and Chief Operating Officer, Microsoft Corporation (Retired)
Ann McLaughlin Korologos	Senior Advisor, Benedetto Gartland & Company, Inc.; Vice Chairman of the Board of Trustees, RAND & Former U.S. Secretary of Labor

Executive Officers	Title
William H. Gates, III	Chairman of the Board; Chief Software Architect
Steven A. Ballmer	Chief Executive Officer
James E. Allchin	Group Vice President, Platforms Group
Orlando Ayala	Group Vice President, Worldwide Sales, Marketing and Services Group
Robert J. (Robbie) Bach	Senior Vice President, Games Division
Douglas J. Burgum	Senior Vice President, Business Solutions
David W. Cole	Senior Vice President, MSN and Personal Services Group
John G. Connors	Senior Vice President; Chief Financial Officer
Jean-Philippe Courtois	Senior Vice President, President, Microsoft Europe, Middle East, and Africa
Jon Stephan DeVaan	Senior Vice President, TV Division

Richard P. Emerson	Senior Vice President, Corporate Development
Paul Flessner	Senior Vice President, .NET Enterprise Servers
Kevin R. Johnson	Senior Vice President, Microsoft Americas
Robert L. Muglia	Senior Vice President, Enterprise Storage Division
Craig Mundie	Senior Vice President; Chief Technical Officer, Advanced Strategies and Policy
Jeffrey S. Raikes	Group Vice President, Productivity and Business Services
Richard F. Rashid	Senior Vice President, Research
Eric D. Rudder	Senior Vice President, Developer and Platform Evangelism
Steven J. Sinofsky	Senior Vice President, Office
Bradford L. Smith	Senior Vice President and General Counsel
Brian Valentine	Senior Vice President, Windows
David Vaskevitch	Senior Vice President; Chief Technical Officer, Business Platform
Deborah N. Willingham	Senior Vice President, Human Resources